

THE DIXIE GROUP

Exhibit 99.1

**April 2015
Investor
Presentation**

**Contact:
Jon Faulkner
CFO
The Dixie Group**

Phone: 706-876-5814

jon.faulkner@dixiegroup.com

Forward Looking Statements
The Dixie Group, Inc.



- Statements in this presentation which relate to the future, are subject to risk factors and uncertainties that could cause actual results to differ materially from those indicated in such forward-looking statements. Such factors include the levels of demand for the products produced by the Company. Other factors that could affect the Company's results include, but are not limited to, raw material and transportation costs related to petroleum prices, the cost and availability of capital, and general economic and competitive conditions related to the Company's business. Issues related to the availability and price of energy may adversely affect the Company's operations. Additional information regarding these and other factors and uncertainties may be found in the Company's filings with the Securities and Exchange Commission.

- General information set forth in this presentation concerning market conditions, sales data and trends in the U.S. carpet and rug markets are derived from various public and, in some cases, non-public sources. Although we believe such data and information to be accurate, we have not attempted to independently verify such information.

Dixie History

 

- 1920 Began as Dixie Mercerizing in Chattanooga, TN
- 1990's Transitioned from textiles to floorcovering
- 2003 Refined focus on upper- end floorcovering market
- 2003 Launched Dixie Home - upper end residential line
- 2005 Launched modular tile carpet line – new product category
- 2007 Launched wool products in Masland & Fabrica – high-end designers
- 2010 Residential "soft products" growth strategy
- 2012 New Masland Contract management – performance tile strategy
- 2012 Purchased Colormaster dye house – lower cost
- 2012 Purchased Crown rugs – wool rugs
- 2013 Purchased Robertex - wool carpet mill
- 2014 Expanded and realigned manufacturing to increase capacity
- 2014 Purchased Atlas Carpet Mills – high-end commercial business
- 2014 Purchased Burtco - computerized yarn placement for hospitality

Dixie Today



- Commitment to brands in the upper-end market with strong growth potential

- Diversified between Commercial and Residential markets

- Diversified customer base (TTM Basis, excludes Atlas)
  - Top 10 carpet customers
    - 13% of sales
  - Top 100 carpet customers
    - 26% of sales



Dixie Group Drivers

What affects our business?

THE DIXIE GROUP

The market dynamics:

- Residentially
  - The market is driven by home sales and remodeling
    - New construction is a smaller effect
  - Dixie is driven by the wealth effect
    - The stock market and consumer confidence
- Commercially
  - The market is driven by remodeling of offices, schools, retail and hospitality as demonstrated by the investment in non-residential fixed structures
  - Dixie is driven by upper-end remodeling in offices, retail remodeling, higher education, and upper-end hospitality that primarily involves a designer

New and Existing Home Sales
Seasonally Adjusted Annual Rate

THE DIXIE GROUP



New 1,000
Existing 1,000
600
550
500
450
400
350
300
250
5,500
5,000
4,500
4,000
3,500
3,000
Jan '10
Jan '11
Jan '12
Jan '13
Jan '14

- "Insufficient supply appears to be hampering prospective buyers in several areas of the country and is hiking prices to near unsuitable levels.
- "Stronger price growth is a boon for homeowners looking to build additional equity, but it continues to be an obstacle for current buyers looking to close before rates rise.
- "With all indications pointing to a rate increase from the Federal Reserve this year – perhaps as early as this summer – affordability concerns could heighten as home prices and rents both continue to exceed wages

Lawrence Yun,
Chief Economist
National Association of Realtors
March 23, 2015

6

Source: National Association of Realtors (existing) and census.gov/const/c25 (new).

Residential and Commercial
Fixed Investment



Fixed Investment as % of GDP
(U.S.Dept. of Commerce)

4.5%

3.3%

3.4%

2.9%

Residential Fixed Investment % of GDP — — Residential 45 Yr Average

Comercial Structures Fixed Investment as % of GDP — — Commercial 45 Yr Average

Rebound in residential activity

Rebound in commercial activity

We expect 2015 to continue the trend of continuing the rebound of fixed investment as a percent of GDP

7



Value of U.S. Carpet & Rug Sales
($ 000,000's)

Carpet Sales of The Dixie Group from 2003 through 2015

Since 2009, Dixie's sales are up 98% of which 77% is due to internal growth (without Atlas) while the industry is up 13%

Note: 2011 adjusted for 53 weeks, Increase measured as TTM vs. 2009, Industry data is Dixie Group estimate

Single year dips in shipments during recessionary times

Multi-year decline in this downturn
Beginning of recovery

Source: U.S. Bureau of Economic Analysis and Company estimates

2013 U.S. Carpet & Rug Manufacturers


THE DIXIE GROUP

Carpet Leaders	Dollars in Millions		% Total	
Shaw (Berkshire Hathaway)	$	3,110	27.7%	Residential & Commercial
Mohawk (MHK)	$	2,521	22.4%	Residential & Commercial
Beaulieu (Private)	$	625	5.6%	Residential & Commercial
Interface (TILE)	$	459	4.1%	Commercial Only
Engineered Floors (Private)	$	385	3.4%	Residential Only
Dixie (DXYN)	$	342	3.0%	Residential & Commercial
Other	$	3,806	33.8%	Residential & Commercial
Market	$	11,248	100.0%	

Source: Floor Focus – includes carpet as broadloom and modular tile, and rug sales

Dixie versus the Industry



THE DIXIE GROUP

TTM Q1 2015 Dixie sales



High–End Commercial 33%

High–End Residential 67%

U.S. 2014 Carpet Market of $8.7 billion



Commercial 44%

Residential 56%

Source: Floor Focus – Broadloom & Carpet Tile and Dixie Group estimate

10

Carpet Dollar Sales

Indexed to 2009 (includes Atlas Carpet Mills from date of acquisition)




Carpet Unit Sales

Indexed to 2009 (includes Atlas Carpet Mills from date of acquisition)





Industry Positioning
The Dixie Group





- Strategically, our residential and commercial businesses are driven by our relationship to the upper-end consumer and the design community

- This leads us to:
  - Have a sales force that is attuned to design and customer solutions
  - Be a "product driven company" with emphasis on the most beautiful and up-to-date styling and design
  - Be quality focused with excellent reputation for building excellent products and standing behind what we make
  - And, unlike much of the industry, not manufacturing driven



**ESTIMATED TOTAL WHOLESALE MARKET
FOR CARPETS AND RUGS:
VOLUME AND PRICE POINTS**

Positioning of Dixie Brands by Price Point Segment

ESTIMATED DATA

BROADLOOM RESIDENTIAL SALES

**FOCUSED NATIONAL SUPPLIER IN THE UPPER
END OF THE SOFT FLOOR COVERING MARKET**

Masland

Dixie Home

Fabrica

**TOTAL MARKET: SQUARE YARDS
OR SALES DOLLARS**

| $0 | $8 | $14 | $21 | $28 | $35 | $42 | $49 |

**INDUSTRY
AVERAGE**

PRICE/ SQ YD

Note: Industry average price is based on sales reported through industry sources.

14

Excerpt from KSA Study dated May 2004, Titled "KSA Assessment of Dixie's Residential and Contract Carpet Businesses", commissioned by The Dixie Group, Inc.

Dixie Group High-End Residential Sales
All Residential Brands





Sales by Brand for TTM Q1 2015



- Fabrica, 19%
- Masland, 36%
- Dixie Home, 45%

Dixie Group High-End Residential Sales
All Brands





Sales by Channel for TTM Q1 2015

- Specialty - OEM, 2%
- Commercial, 1%
- Builder, 4%
- Mass Merchant, 13%
- Designer, 16%
- Retailer, 64%

The company believes that a significant portion of retail sales also involve a designer





- Well-styled moderate to upper priced residential broadloom line
  - Known for differentiated pattern and color selection

- Dixie Home provides a "full line" to retailers
  - Sells Specialty and Mass Merchant retailers

- Growth initiatives
  - Stainmaster® Tru Soft ™ Fiber Technology
  - Stainmaster® SolarMax ® Fiber Technology
  - Durasilk Polyester



- Leading high-end brand with reputation for innovative styling, design and color

- High-end retail / designer driven
  - Approximately 26% of sales directly involve a designer

- Hand crafted and imported rugs

- Growth initiative
  - Stainmaster® TruSoft™ Fiber Technology
  - Wool products in both tufted and woven constructions



- Premium high-end brand
  - "Quality without Compromise"

- Designer focused
  - Approximately 34% of sales directly involve a designer

- Hand crafted and imported rugs

- Growth initiatives
  - Stainmaster® TruSoft™ Fiber Technology
  - Fabrica Permaset dyeing process "unlimited color selection in wool"

19

Commercial Market Positioning
The Dixie Group





- We focus on the "high-end specified soft floorcovering contract market"

- Our Atlas brand
  - Designer driven focused on the fashion oriented market space

- Our Masland Contract brand
  - Broad product line for diverse commercial markets

- Our Masland Hospitality brand
  - Custom products for the hospitality industry

- Our Masland Residential sales force
  - Sells "main street commercial" through retailers

Atlas



- Atlas is our premium commercial brand

- Dedicated to serving the architect and designer needing finer goods

- Focus is on the corporate market through high fashion broadloom and modular carpet tile offerings

- With state-of-the-art tufting machines Atlas can quickly manufacture both custom and running line products





- Upper-end brand in the specified commercial marketplace
  - Corporate, End User, Store Planning, Hospitality, Health Care, Government and Education markets

- Designer focused

- Strong national account base

- Growth initiatives
  - Market specific modular carpet tile collections
  - Masland Hospitality using "computerized yarn placement" technology





Sales by Channel for TTM Q1 2015



Other, 7%

Health Care, 3%

Gov't, 2%

Store Planning, 9%

Education, 2%

Hospitality, 20%

Corporate, 57%

Channels: Interior Design Specifier and Commercial End User



- Avant is a forward thinking brand that has an Artisan's theme

- Dedicated to servicing the designer through the multi-line interior finishes sales agent

- Focus is on the corporate market through high fashion broadloom and modular carpet tile offerings

Dixie Group Sales
$ in millions



Net Sales (millions)

Year	Sales
2006	$331
2007	$321
2008	$283
2009	$205
2010	$231
2011	$270
2012	$266
2013	$345
2014	$407
TTM Q1 2015	$417

Includes Atlas Carpet Mills since March 2014 and Burtco since September 2014

Sales & Operating Income
$ in millions



	Y 2007	Y 2008	Y 2009	Y 2010	Y 2011	Y 2012	Y 2013	Y 2014
Net Sales	320.8	283	203	231	270	266	344	407
Net Income (Loss)	6.2	(31.5)	(42.2)	(4.7)	1.0	(0.9)	5.3	(1.4)
Non-GAAP Adjusted Op. Income	16.7	(28.5)	(45.4)	(2.6)	5.7	3.5	16.4	4.7
Non-GAAP Adjusted EBITDA	29.7	15.5	5.3	10.3	14.5	13.2	26.5	17.7

	Q2 2013	Q3 2013	Q4 2013	Q1 2014	Q2 2014	Q3 2014	Q4 2014	Q1 2014
Net Sales	83.6	89.9	95.4	85.1	107.9	109.0	104.6	95.9
Net Income (Loss)	1.6	1.4	1.6	4.6	(0.6)	(0.2)	(5.2)	(2.5)
Non-GAAP Adjusted Op. Income	4.7	4.7	3.8	(0.9)	2.8	3.4	(0.6)	(1.9)
Non-GAAP Adjusted EBITDA	7.2	7.4	6.3	2.1	6.1	6.8	2.8	1.7

Below is the estimated cost to complete the remaining Facility Consolidation Plan:

Facility Consolidation Plan Summary	Q1 2015	Q2 2015	Q3 2015	Q4 2015	2016 Est
East Coast Facility consolidation	605	595	-	227	165
East Coast Asset write off	-	-	-	-	-
West Coast Facility consolidation	170	100	109	-	-
Total facility consolidation and asset write off's	775	695	109	227	165

Note: Non-GAAP reconciliation starting on slide 33

2014 - 2015 Restructuring
$ in millions



To present an order of magnitude impact on Dixie due to the restructuring, we recast the 2014 numbers using our 2013 experience in manufacturing and claims as well as removed the impacts from the acquisitions and restructuring. This does not include planned savings from the restructuring.

Summary	Prior Year December 28, 2013	Actual December 27, 2014	Recast Non-GAAP December 27, 2014	Recast Notes
Net Sales	344	407	408	(1)
Operating Margin	85.6	95.5	107.2	(2)
Operating Margin %	*24.8%*	*23.5%*	*26.3%*	
Operating Income (Loss)	8.9	(5.2)	13.9	(3) (4)
Operating Income as % of Sales	*2.6%*	*-1.3%*	*3.4%*	
EBITDA Cont Op's (2014 Recast Non-GAAP)	19.0	18.9	27.0	(5)

The Company has recast the numbers for 2014 in the following ways:
- **Note 1 - Using the actual experience in claims and allowances in adjusting sales**
- **Note 2 - Using the manufacturing variances in line with the actual experience achieved in 2013 in adjusting Cost of Sales**
- **Note 3 - Eliminating the restructuring expense in Operating Income**
- **Note 4 - Removing the Atlas and Burtco transaction expenses in adjusting Cost of Sales & General and Administrative costs**
- **Note 4 - Removing the gain on purchase of Atlas and Burtco as a result of the write up of assets under fair value accounting**
- **Note 5 - Removing the operating loss and loss on asset disposal in Discontinued Operations due to the closure of the Carousel line of business**
- **Results do include results of Atlas Carpet Mills from March 2014 and Burtco from September 2014**

Current Business Conditions
2015 Activity



- We continue to outperform the industry in sales growth

- Operationally we continue to create advantages for the future:
  - We have launched Masland Hospitality
  - We have expanded our product offerings:
    - New wool products plus "Permaset" unlimited wool color selection
    - Stainmaster® TruSoft™ and PetProtect™ broadloom products
    - Utilizing investments in ColorPoint™, iTuft™ and computerized yarn placement (CYP) tufting technologies

- We have expanded our capacity:
  - $350 million in 2013 to $550 to $600 million depending on mix
  - We completed approximately 90% of our restructuring as of Q1 2015
  - We have increased headcount by 53% since the beginning of 2013

Current Business Conditions
2015 Initiatives



- We are now streamlining the operational changes of the past year with a focus on training, yields, waste and process efficiencies

- We are growing our new Masland Hospitality brand, building on our purchase of Burtco and its expertise in custom computerized yarn placement (CYP) product offerings to the hospitality market

- We are launching a significant number of new products in 2015 through our Atlas Carpet Mills division, a premium supplier to the specified commercial marketplace

- We are taking advantage of our new capacity in custom machine tufted rugs to increase our presence in both the residential and commercial "specified designer" markets

- First 4 weeks of the second quarter carpet sales are up over 6%.

Outlook for 2015



The housing & commercial markets are still growing:

- Our upper-end residential market is continuing to grow with an improved economy and consumer confidence:
  - ➢ Masland and Fabrica Wool growth opportunities
  - ➢ New Stainmaster® PetProtect™ and TruSoft™ products
  - ➢ Stainmaster ® partnership to expand retail coverage
- Commercial market is growing, especially in the hospitality market:
  - ➢ Masland Hospitality growth opportunities with both new tufted and custom computerized yarn placement offerings
  - ➢ Atlas growth opportunities with new products using ColorPoint™ technology and new modular tile offerings
  - ➢ Masland Contract has expanded modular tile collections
- Leveraging our previously expanded sales forces
- Internal operations are beginning to show the benefits of our restructuring




FABRICA
FINE CARPET & RUGS

Masland
CARPETS&RUGS

DIXIE
HOME



THE DIXIE GROUP




Atlas

Masland
contract



Non-GAAP Information



Use of Non-GAAP Financial Information:

The Company believes that non-GAAP performance measures, which management uses in evaluating the Company's business, may provide users of the Company's financial information with additional meaningful bases for comparing the Company's current results and results in a prior period, as these measures reflect factors that are unique to one period relative to the comparable period. However, the non-GAAP performance measures should be viewed in addition to, not as an alternative for, the Company's reported results under accounting principles generally accepted in the United States.

The Company defines Adjusted Gross Profit as Gross Profit plus manufacturing integration expenses of new or expanded operations, plus acquisition expense related to the fair market write up of inventories, plus one-time items so defined (Note 1)

The Company defines Adjusted S,G&A as S,G&A less manufacturing integration expenses included in selling, general and administrative, less direct acquisition expenses, less one-time items so defined. (Note 2)

The Company defines Adjusted Operating Income as Operating Income plus manufacturing integration expenses of new or expanded operations, plus acquisition expense related to the fair market write up of inventories, plus facility consolidation and severance expenses, plus acquisition related expenses, plus impairment of assets, plus impairment of goodwill, plus one-time items so defined. (Note 3)

The company defines Adjusted Income from Continuing Operations as net income plus loss from discontinued operations net of tax, plus manufacturing integration expenses of new or expanded operations, plus facility consolidation and severance expenses, plus acquisition related expenses, plus impairment of assets, plus impairment of goodwill, plus one-time items so defined, all tax effected. (Note 4)

The Company defines Adjusted EBIT as net income plus taxes and plus interest. The Company defines Adjusted EBITDA as Adjusted EBIT plus depreciation and amortization, plus manufacturing in integration expenses of new or expanded operations, plus facility consolidation and severance expenses, plus acquisition related expenses, plus impairment of assets, plus impairment of goodwill, plus one-time items so defined. (Note 5)

The company defines Free Cash Flow as Net Income plus interest plus depreciation plus non-cash impairment of assets and goodwill minus the net change in working capital minus the tax shield on interest minus capital expenditures net of asset sales. The change in net working capital is the change in current assets less current liabilities between periods. (Note 6)

Non-GAAP Gross Profit	2007 (a)	2008 (a)	2009 (a)	2010	2011	2012	2013	2014	Q1 2015
Net Sales	320,795	282,710	203,480	231,322	270,110	266,372	344,374	406,588	95,855
Gross Profit	97,217	78,089	52,105	56,651	65,506	65,372	85,569	95,497	23,339
Plus: Business integration expense	-	-	-	-	-	1,383	4,738	445	-
Plus: Amortization of inventory step up	-	-	-	-	-	-	367	606	-
Non-GAAP Adj. Gross Profit (Note 1)	97,217	78,089	52,105	56,651	65,506	66,755	90,674	96,548	23,339
Gross Profit as % of Net Sales	30.3%	27.6%	25.6%	24.5%	24.3%	24.5%	24.8%	23.5%	24.3%
Non-GAAP Adj. Gross Profit % of Net Sales	30.3%	27.6%	25.6%	24.5%	24.3%	25.1%	26.3%	23.7%	24.3%

Non-GAAP S,G&A	2007 (a)	2008 (a)	2009 (a)	2010	2011	2012	2013	2014	Q1 2015
Net Sales	320,795	282,710	203,480	231,322	270,110	266,372	344,374	406,588	95,855
Selling and Administrative Expense	78,789	76,115	60,542	57,362	60,667	63,489	76,221	93,182	24,757
Plus: Business integration expense	-	-	-	-	-	-	(1,706)	(1,429)	-
Less: Acquisition expenses	-	-	-	-	-	(318)	(350)	(790)	-
Non-GAAP Adj. Selling and Administrative Expense	78,789	76,115	60,542	57,362	60,667	63,171	74,164	90,963	24,757
S,G&A as % of Net Sales	24.6%	26.9%	29.8%	24.8%	22.5%	23.8%	22.1%	22.9%	25.8%
Non-GAAP Selling and Admin as % of Net Sales (Note 2)	24.6%	26.9%	29.8%	24.8%	22.5%	23.7%	21.5%	22.4%	25.8%

Non-GAAP Operating Income	2007 (a)	2008 (a)	2009 (a)	2010	2011	2012	2013	2014	Q1 2015
Net Sales	320,795	282,710	203,480	231,322	270,110	266,372	344,374	406,588	95,855
Operating income (loss)	16,707	(28,460)	(45,390)	(2,570)	5,668	1,815	8,855	(5,236)	(2,683)
Plus: Acquisition expenses	-	-	-	-	-	318	350	790	-
Plus: Amortization of inventory step up	-	-	-	-	-	-	367	606	-
Plus: Business integration expense	-	-	-	-	-	1,383	6,616	1,874	-
Plus: Facility consolidation expense	-	-	-	-	-	-	-	5,514	775
Plus: Impairment of assets	-	-	-	-	-	-	195	1,133	-
Plus: Impairment of goodwill	-	-	-	-	-	-	-	-	-
Non-GAAP Adj. Operating Income (Loss) (Note 3)	16,707	(28,460)	(45,390)	(2,570)	5,668	3,516	16,384	4,682	(1,908)
Operating income as % of net sales	5.2%	-10.1%	-22.3%	-1.1%	2.1%	0.7%	2.6%	-1.3%	-2.8%
Adjusted operating income as a % of net sales	5.2%	-10.1%	-22.3%	-1.1%	2.1%	1.3%	4.8%	1.2%	-2.0%

Non-GAAP EBIT and EBITDA	2007 (a)	2008 (a)	2009 (a)	2010	2011	2012	2013	2014	Q1 2015
Net income (loss) as reported	6,247	(31,481)	(42,241)	(4,654)	986	(927)	5,291	(1,402)	(2,468)
Less: (Loss) from discontinued, net tax	(521)	(313)	(382)	(280)	(286)	(275)	(266)	(2,075)	(88)
Plus: Taxes	3,686	(2,932)	(8,870)	(2,604)	684	(401)	(576)	1,054	(1,490)
Plus: Interest	6,347	5,965	5,521	4,124	3,470	3,146	3,756	4,302	1,177
Non-GAAP Adjusted EBIT (Note 5)	16,801	(28,134)	(45,208)	(2,854)	5,426	2,092	8,737	6,029	(2,693)
Plus: Depreciation and amortization	12,941	13,752	13,504	11,575	9,650	9,396	10,263	12,908	3,637
EBITDA	29,742	(14,382)	(31,704)	8,721	15,075	11,488	18,999	18,937	944
Plus: Acquisition expenses	-	-	-	-	-	318	350	790	-
Plus: Amortization of inventory step up	-	-	-	-	-	-	367	606	-
Less: Gain on purchase of business	-	-	-	-	-	-	-	(11,110)	-
Plus: Business integration expense	-	-	-	-	-	1,383	6,616	1,874	-
Plus: Facility consolidation expense	-	2,317	4,091	1,556	(563)	-	-	5,514	775
Plus: Impairment of assets	-	4,478	1,459	-	-	-	195	1,133	-
Non-GAAP Adj. EBITDA (Note 5)	29,742	15,534	5,252	10,277	14,512	13,189	26,528	17,745	1,719
Non-GAAP Adj. EBITDA as % of Net Sales	9.3%	5.5%	2.6%	4.4%	5.4%	5.0%	7.7%	4.4%	1.8%
Management estimate of severe weather (not in above)	-	-	-	-	-	-	-	1,054	-

Non-GAAP Free Cash Flow	2007 (a)	2008 (a)	2009 (a)	2010	2011	2012	2013	2014	Q1 2015
Non-GAAP Adjusted EBIT (from above)	16,801	(28,134)	(45,208)	(2,854)	5,426	2,092	8,737	6,029	(2,693)
Times: 1 - Tax Rate = EBIAT	10,416	(17,443)	(28,029)	(1,769)	3,364	1,297	5,417	3,738	(1,670)
Plus: Depreciation and amortization	12,941	13,752	13,504	11,575	9,650	9,396	10,263	12,908	3,637
Plus: Non Cash Impairment of Assets and Goodwill	-	27,599	32,865	-	-	-	195	1,133	-
Minus: Net change in Working Capital	2,211	2,147	(24,868)	3,880	9,921	10,541	18,721	17,645	546
Non-GAAP Cash from Operations	21,146	21,761	43,208	5,926	3,093	152	(2,847)	134	1,421
Minus: Capital Expenditures net of Asset Sales	16,638	8,871	511	1,761	6,735	4,052	13,257	32,825	5,704
Minus: Business / Capital acquisitions	-	-	-	-	-	6,961	1,863	9,279	-
Non-GAAP Free Cash Flow (Note 6)	4,508	12,890	42,697	4,165	(3,642)	(10,861)	(17,967)	(41,970)	(4,283)
Current Assets	119,804	117,011	88,933	96,853	100,999	115,055	149,789	173,817	183,209
Current Liabilities	44,467	39,527	36,317	40,357	34,582	38,097	54,110	60,493	69,339
Net Working Capital	75,337	77,484	52,616	56,496	66,417	76,958	95,679	113,324	113,870
Change in Net Working Capital	2,211	2,147	(24,868)	3,880	9,921	10,541	18,721	17,645	546

Recast Non-GAAP Information Year 2014



THE DIXIE GROUP

Use of Non-GAAP Financial Information:

The Company believes that non-GAAP performance measures, which management uses in evaluating the Company's business, may provide users of the Company's financial information with additional meaningful bases for comparing the Company's current results and results in a prior period, as these measures reflect factors that are unique to one period relative to the comparable period. However, the non-GAAP performance measures should be viewed in addition to, not as an alternative for, the Company's reported results under accounting principles generally accepted in the United States.

The Company has recast the numbers for 2014 in the following ways:
- Note 1 - Using the actual experience in claims and allowances in adjusting sales
- Note 2 - Using the manufacturing variances in line with the actual experience achieved in 2013 in adjusting Cost of Sales
- Note 3 - Eliminating the restructuring expense in Operating Income
- Note 4 - Removing the Atlas and Burtco transaction expenses in adjusting Cost of Sales & General and Administrative costs
- Note 4 - Removing the gain on purchase of Atlas and Burtco as a result of the write up of assets under fair value accounting
- Note 5 - Removing the operating loss and loss on asset disposal in Discontinued Operations due to the closure of the Carousel line of business
- Results do include results of Atlas Carpet Mills from March 2014 and Burtco from September 2014

Summary	Prior Year December 28, 2013	Actual December 27, 2014	Recast Non-GAAP December 27, 2014	Recast Notes
Net Sales	344	407	408	(1)
Operating Margin	85.6	95.5	107.2	(2)
Operating Margin %	*24.8%*	*23.5%*	*26.3%*	
Operating Income (Loss)	8.9	(5.2)	13.9	(3) (4)
Operating Income as % of Sales	*2.6%*	*-1.3%*	*3.4%*	
EBITDA Cont Op's (2014 Recast Non-GAAP)	19.0	18.9	27.0	(5)

Facility Consolidation Information



THE DIXIE GROUP

Facility Consolidation Plan Summary	Q1 2015	Q2 2015	Q3 2015	Q4 2015	2016 Est
East Coast Facility consolidation	605	595	-	227	165
East Coast Asset write off	-	-	-	-	-
West Coast Facility consolidation	170	100	109	-	-
Total facility consolidation and asset write off's	775	695	109	227	165